FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                        Report of Foreign Private Issuer
                    Pursuant to Rule 13a - 16 or 15d - 16 of
                       the Securities Exchange Act of 1934

                         For the month of February, 2007

                                HSBC Holdings plc

                              42nd Floor, 8 Canada
                         Square, London E14 5HQ, England


    (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

                          Form 20-F X Form 40-F ......

  (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
                                     1934).

                                 Yes....... No X


 (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..............)







                      GRUPO FINANCIERO HSBC, S.A. DE C.V.
               FOURTH QUARTER 2006 FINANCIAL RESULTS - HIGHLIGHTS

On 8 August 2006, HSBC Panama was sold by Grupo Financiero HSBC, S.A de C.V to HSBC Asia Holdings BV. All comparative commentary within this report is therefore on a like-for-like basis excluding HSBC Panama, as presented in Appendix A. The financial statements on pages 6-14 include HSBC Panama up until the date of disposal.

  - Net income up 8.4 per cent to MXN5,365 million for the year ended 31 December 2006 (MXN4,949 million for the year ended 31 December 2005).


  - Cost efficiency ratio (excluding monetary position) of 60.6 per cent for the year ended 31 December 2006 (65.1 per cent for the year ended 31 December 2005).


  - Return on equity of 18.6 per cent for the year ended 31 December 2006 (21.8 per cent for the year ended 31 December 2005).


  - Net loans and advances to customers up MXN28.1 billion, or 22.1 per cent, to MXN154.9 billion at 31 December 2006 (MXN126.8 billion at 31 December 2005).


  - Total assets up MXN22.6 billion, or 8.5 per cent, to MXN290.3 billion at 31 December 2006 (MXN267.6 billion at 31 December 2005).

HSBC Mexico S.A. (the bank) is Grupo Financiero HSBC, S.A. de C.V.'s (the group) primary subsidiary, and is subject to supervision by the Mexican Banking and Securities Commission. The bank is required to file periodic financial information on a quarterly basis (in this case for the quarter ended 31 December
2006) and this information is publicly available. Given that this information is available in the public domain, Grupo Financiero HSBC, S.A. de C.V. has elected to file this release.

Results are prepared in accordance with Mexican GAAP (generally accepted accounting principles), with figures denominated in Mexican pesos (MXN). Comparative figures are presented on an actual basis, indexed to constant MXN as at 31 December 2006.

Grupo Financiero HSBC, S.A. de C.V. is a 99.99 per cent directly owned subsidiary of HSBC Holdings plc (HSBC).

Comment by Sandy Flockhart, President and Group Managing Director of Latin America and the Caribbean

"Our investment for growth strategy in Mexico continues to deliver solid results. For the year ended 31 December 2006, the group delivered robust growth in revenues. Net income was driven by a strong performance in the bank and in the insurance subsidiaries, despite higher loan impairment charges in line with the provisioning requirements under Mexican regulatory rules to cover significant loan growth. Revenue grew across the personal, commercial and corporate business segments even in a decreasing interest rate environment and a highly competitive market. Our cost efficiency has shown continued improvement with revenue growth of 17.0 per cent exceeding expense growth of 8.8 per cent in the period ended 31 December 2006. This has been due to a more profitable balance sheet composition, driven by growth of 42.2 per cent and 37.0 per cent in consumer and commercial banking lending products respectively, compared to 2005. Impaired loans grew 21.5 per cent versus the previous year, in line with
21.8 per cent growth in gross loans and advances to customers for the same period. As a result, the ratio of impaired loans to total loans remained at 2.7 per cent as at 31 December 2006, the same percentage as the previous year.

"In 2006 Grupo Financiero HSBC consolidated efforts to grow a strong platform in Mexico. Our commitment to Mexico is reflected by our continued investment since the acquisition of Grupo Financiero Bital in November 2002. HSBC has invested over US$2.3 billion in Mexico since 2002. As part of HSBC Mexico's plans to increase financial strength and to become the leading financial services company in Mexico in the eyes of our customers, all profits earned since January 2003 have been reinvested in the Mexican business, representing a total of MXN15,940 million in accordance with Mexican GAAP. We have invested in enhancing our information technology, improving staff training and broadening the human resources base to some 23,700 employees. This represents over 8,000 new jobs created since November 2002, and over 2,000 new jobs in 2006 alone. The training and career development of our employees, including offering overseas postings, has been integral to building local leadership talent and potential for continued growth in the future.

"In April 2006, HSBC Mexico inaugurated its new headquarters, Torre HSBC, which has brought together staff across Mexico City into one location, providing a stronger organisational culture and a renewed working environment. In addition to our new corporate headquarters, we have continued to invest in and improve our infrastructure with 372 ATMs added in 2006, bringing the total number to 5,437.

"I am pleased to mention that, during 2006, Grupo Financiero HSBC received several awards not only for its managerial efforts, but also for its corporate and social responsibility. Expansion and Latin Finance magazines each named HSBC Mexico as Bank of the Year in 2006. In May, for the second consecutive year, HSBC Mexico received the SME Award from the Mexican Ministry of Economy in recognition of its outstanding support to small and medium business customers.

"In the area of social responsibility, the Mexican Philanthropy Centre (CEMEFI) recognised HSBC Mexico with the Socially Responsible Company 2006 certification. Likewise, HSBC ranked first among all Mexican banks and fourth in Latin America in the Sustainable and Ethical Banks in Latin America ranking published by Latin Finance magazine.

"In HSBC we continue to strive towards being the leading financial services company in Mexico. The combination of our extensive international network, the HSBC brand and the sharing of global practices, along with local product knowledge and expertise has been a powerful impulse to deliver solid results in Mexico."

Overview

For the year ended 31 December 2006, Grupo Financiero HSBC's net income of MXN5,365 million was MXN416 million, or 8.4 per cent, higher than the same period in 2005. These results were largely due to strong performances in the bank and insurance subsidiaries, although they were partly offset by higher loan impairment charges in line with the provisioning requirements under Mexican regulatory rules to cover the significant loan growth.

Net interest income (excluding monetary position) was up by MXN2,235 million to MXN17,758 million for the year ended 31 December 2006, a 14.4 per cent increase compared to the same period in 2005. This was despite a significant reduction in interest rates of 210 basis points negatively impacting spreads on HSBC Mexico's large base of low-cost customer deposits. The increase in net interest income reflects a solid performance in loans, concentrated in higher-yielding credit card lending and small-and medium-sized business (SME) products, as well as robust growth in low-cost customer deposits. In particular, credit card balances more than doubled versus the previous year, leading to a 2.3 per cent increase in market share of balances outstanding to reach 7.2 per cent at December 2006.

Net fees and commissions grew strongly, increasing by MXN1,310 million, or 17.2 per cent, compared to the same period in 2005, reaching MXN8,933 million for the year ended 31 December 2006. These positive results were mainly driven by increased contributions from packaged products with a monthly membership fee (Tu Cuenta and Estimulo), credit card, mortgage, point of sale, mutual fund and trade services fees. Trading income was up 43.9 per cent to MXN2,049 million over the same period of the previous year, reflecting the bank's successful strategic positioning, increased volumes in the retail foreign exchange market and the addition of new and more sophisticated products to better serve our clients' needs.

Administrative expenses grew 8.8 per cent compared to the same period in 2005, reaching MXN17,418 million for the year ended 31 December 2006. This increase reflects continued investment in the training and development of our employees, the introduction of a new dedicated mobile sales force and the continued build-up of our ATM infrastructure.

Loan impairment charges increased by MXN2,555 million, or 164.7 per cent, reaching MXN4,106 million for the year ended 31 December 2006. The increase reflects the growth of the portfolios in recent years and the higher provisioning requirements under Mexican regulatory rules related to new consumer and commercial lending, particularly in credit cards and small and micro business loans. Credit card balances increased MXN7,390 million, or 108.4 per cent, for the year ended 31 December 2006 versus the same period the previous year, while small and micro business loan balances increased MXN2,494 million (83.4 per cent) and MXN3,272 million (385.4 per cent) respectively for the same period. Impaired loans grew 21.5 per cent versus the previous year, in line with
21.8 per cent growth in gross loans and advances to customers for the same period. As a result, the ratio of impaired loans to total loans remained at 2.7 per cent as at 31 December 2006, the same percentage as the previous year. Impairment allowances as a percentage of impaired loans was 156.9 per cent, compared to previous year's 167.9 per cent. The bank's capital adequacy ratio remains solid at 13.8 per cent, well above National Banking and Securities Commission (CNBV) requirements.

Results by customer segment

During the fourth quarter of 2006, the bank's Personal Financial Services (PFS) business saw continued income growth due to higher balances in low-cost deposits, credit cards, mortgages, personal and payroll loans. At the end of December 2006, PFS total customer loans increased 39.7 per cent versus the previous year.

In addition, there was higher fee and commission income from credit cards, the Tu Cuenta packaged product with a monthly membership fee and ATMs. Strong performance continues to be driven by the integrated financial services product, Tu Cuenta, which has reached one million accounts sold as of 31 December 2006. This product which has driven growth in low-cost deposits, features a 5 per cent credit card cash-back promotion and integrates financial services for a fixed monthly fee. These services include credit and debit cards, checking account, access to investment funds, time and demand deposits and internet banking. In addition to the contribution of Tu Cuenta income, an increase in the number of ATMs, a larger customer base and important efforts made during the last year to relocate machines to more convenient areas have boosted the number of transactions.

The bank's Commercial Banking (CMB) customer loans were 34.6 per cent higher than in 2005, primarily driven by strong demand in the rapidly growing real estate and residential construction sectors and continued growth in the small and micro business sector. Full year 2006 fee income rose by 27 per cent largely resulting from increased cross sales activity with card acquiring, ATMs, internet banking and payments and cash management (PCM) services. Growth in customer numbers led to higher transactional volumes and this, combined with an expanded and improved product offering, increased marketing activity and re-pricing initiatives, led to a 41 per cent rise in income from payments and cash management services.

The Estimulo product offering, comprising of a packaged suite of seven different products including a loan facility, continued to perform well with fee income more than tripling versus the previous year. During the third quarter, a similar product, Estimulo Empresarial, was launched, targeting upper end SME customers. This product encompasses a suite of 11 different services and since its introduction more than 165 new clients have been acquired, generating MXN543 million in new loans. HSBC's share of the trade services market continued to grow as enhanced systems, new products and improvements made to existing ones, led to higher levels of cross-selling activity among the various trade services products. During the year, the international factoring and domestic invoicing payment services were successfully piloted and marketed to existing clients.

In Corporate, Investment Banking and Markets (CIBM), the Corporate bank continued to increase profitability while strengthening its market position. In Global Markets, profits were below 2005 levels as balance sheet management revenues were constrained by a flattening of the interest rate curve and relatively stable market conditions. However, the Global Markets business increased its participation in the derivatives market as it has incorporated new and more sophisticated product offerings. This, combined with solid client relationships and HSBC's global reach, helped Global Markets increase its presence in the money and capital markets. Higher payments and cash management fees were driven by a wider product offering, particularly through e-channels, intensive marketing campaigns and the leveraging of established credit-related products and services. Trading had a strong year with an increase of 43.9 per cent versus previous year, largely due to successful positioning, larger retail foreign exchange volumes, the addition of new products (currency swaps and interest rate options) and the resulting increased focus on the derivatives market.

About HSBC

Grupo Financiero HSBC, S.A. de C.V. is Mexico's fourth largest banking and financial services institution with 1,348 branches, 5,437 ATMs, 6.5 million customers and more than 23,000 employees. For more information, consult our website at www.hsbc.com.mx.

Grupo Financiero HSBC, S.A. de C.V. is a 99.99 per cent directly owned subsidiary of HSBC Holdings plc. Headquartered in London, UK, the HSBC Group serves over 125 million customers worldwide through 9,500 offices in 81 countries and territories in Europe, the Asia-Pacific region, the Americas, the Middle East and Africa. With assets of US$1,738 billion at 30 June 2006, HSBC is one of the world's largest banking and financial services organisations. With listings on the London, Hong Kong, New York, Paris and Bermuda stock exchanges, shares in HSBC Holdings plc are held by nearly 200,000 shareholders in some 100 countries and territories. HSBC is marketed worldwide as 'the world's local bank'.

Consolidated Balance Sheet

                                     GROUP            BANK
Figures in MXN millions
                               31 Dec   31 Dec   31 Dec   31 Dec
                                 2006     2005     2006     2005
Assets

Cash and deposits in banks     55,081   57,593   55,080   53,157

Investment in securities       57,097   59,330   56,061   57,834
  Trading securities           12,627    7,234   11,591    6,863
  Available for sale
    securities                 40,471   47,937   40,471   46,812
  Held to maturity securities   3,999    4,159    3,999    4,159

Securities and derivative
    operations                    235      592      230      596
  Repurchase agreements            69      194       64      198
  Derivative transactions         166      398      166      398

Performing loans
  Commercial loans             58,112   47,655   58,112   42,429
  Loans to financial
    intermediaries              5,973    7,183    5,973    7,080
  Consumer loans               35,477   26,729   35,477   24,952
  Mortgage loans               20,565   20,936   20,565   15,956
  Loans to government
    entities                   37,217   37,668   37,217   37,668
  Loans to Fobaproa or IPAB         -    1,142        -    1,142
Total performing loans        157,344  141,313  157,344  129,227
Impaired loans
  Commercial loans              1,540    1,737    1,540    1,691
  Consumer loans                1,667      851    1,667      840
  Mortgage loans                1,103    1,064    1,103      994
  Immediate collection,
    remittances and other          10       29       10       29
Total impaired loans            4,320    3,681    4,320    3,554
Gross loans and advances
  to customers                161,664  144,994  161,664  132,781
  Allowance for loan losses    (6,776)  (6,143)  (6,776)  (5,968)
Net loans and advances
  to customers                154,888  138,851  154,888  126,813
Other accounts receivable      10,924   15,852   10,803   15,290
Foreclosed assets                  53      410       53      369
Property, furniture and
  equipment, net                6,094    5,703    6,080    5,458
Long-term investments in
  equity securities             2,642    2,338      185      204
Deferred taxes                      -      778        -      644
Goodwill                        2,648    3,374        -        -
Other assets, deferred
  charges and intangibles         603    1,753      587    1,525
Total assets                  290,265  286,574  283,967  261,890


                                      GROUP              BANK
Figures in MXN millions
                                 31 Dec  31 Dec     31 Dec   31 Dec
Liabilities                        2006    2005       2006     2005

Deposits                        219,051 221,154    220,640  204,749
  Demand deposits               133,735 130,738    135,324  123,757
  Time deposits                  81,074  90,416     81,074   80,992
  Bonds                           4,242       -      4,242        -

Bank deposits and other
    liabilities                  12,962   7,253     12,962    7,183
  On demand                         100       -        100        -
  Short-term                     10,621   5,038     10,621    4,934
  Long-term                       2,241   2,215      2,241    2,249

Securities and derivative
  transactions                    6,320   4,689      6,315    4,694
  Repurchase agreements              54     118         49      123
  Loans with collateral           6,266   4,571      6,266    4,571

Other accounts payable           16,815  23,914     16,660   22,819
  Income tax and employee
    profit sharing payable        1,052   1,352      1,022    1,250
  Sundry creditors and others
    accounts payable             15,763  22,562     15,638   21,569


Subordinated debentures
  outstanding                     2,206   2,686      2,206    2,299

Deferred taxes                      556       -        607        -

Deferred credits                     19      21         19       16

Total liabilities               257,929 259,717    259,409  241,760

Equity

Paid in capital                  20,680  20,680     13,038   13,038
  Capital stock                   7,909   7,909      3,930    3,930
  Additional paid in
    capital                      12,771  12,771      9,108    9,108

Other reserves                   11,654   6,175     11,519    7,091
  Capital reserves                  843     661      9,148    4,774
  Retained earnings              12,886   7,957          -        -
  Result from the
    mark-to-market
    of available-for-sale
    securities                        -       -        303      280
Result from translation
  of foreign operations               -      (7)         -       12
Cumulative effect of
  restatement                    (3,843) (3,843)    (3,490)  (3,502)
Gains on non-monetary asset
  valuation
  Valuation of fixed assets           -        -     1,297    1,297
  Valuation of permanent
    investments                  (3,759) (3,781)      (152)    (144)
  Net income                      5,527   5,188      4,413    4,374
Minority interest in
  capital                             2       2          1        1
Total equity                     32,336  26,857     24,558   20,130
Total liabilities and
  equity                        290,265 286,574    283,967  261,890


                                         GROUP
Figures in MXN millions
                                    31 Dec   31 Dec
                                      2006     2005

Memorandum Accounts

Transactions on behalf of
  third parties                    108,828   89,595

Customer current accounts               26        1
  Settlement of customer
    securities and documents            26        1
Customer securities                 84,353   69,515
  Customer securities in
    custody                         84,347   68,322
  Pledged customers securities
    and documents                        6    1,193
Transactions on behalf of
  customers                          2,485    2,511
  Customer repurchase
    transactions                     2,485    2,511
Other transactions on behalf
    of customers                    21,964   17,568
  Investment on behalf of
    customers, net                  21,964   17,568
Other memorandums accounts         344,211  501,525
  Investment of the SAR funds        3,540    3,429
  Integrated loan portfolio        168,049  136,759
  Other memorandum accounts        172,622  361,337

Transactions for the Group's
  own accounts                     873,702  353,735

Accounts for the Group's own
  registry                         873,687  353,658
  Guarantees granted                    50       59
  Irrevocable lines of
    credit granted                   6,334    3,918
  Goods in trust or mandate         93,128   70,590
  Goods in custody or under
    administration                 111,997   59,307
  Amounts committed in
    transactions with Fobaproa         156      128
  Amounts contracted in
    derivative operations          657,957  214,487
  Securities in custody              3,941    4,152
  Other contingent obligations         124    1,017

Repurchase/resale agreements
  Securities receivable
    under repos                     49,854   46,284
  (less) Repurchase agreements     (49,843) (46,300)
                                        11      (16)

Reverse repurchase agreements        3,016   16,607
  (less) Securities deliverable
   under repos                      (3,012) (16,515)
                                         4       92

                                          BANK
Figures in MXN millions
                                     31 Dec   31 Dec
                                       2006     2005

Memorandum Accounts

Guarantees granted                       50       59
Other contingent obligations            124    1,017
Irrevocable lines of credit
  granted                             6,334    3,918
Goods in trust or mandate            93,128   70,590
Goods in custody or under
  administration                    111,997   59,307
Third party investment banking
  operations, net                    21,964   17,568
Amounts committed in transactions
  with Fobaproa                         156      128
Amounts contracted in
  derivative operations             657,957  214,487
Investments of retirement
  savings system funds                3,540    3,429
Integrated loan portfolio           168,049  136,759
Other control accounts              172,622  361,336
                                  1,235,921  868,598

Securities receivable under repos    47,373   43,753
(less) Repurchase agreements        (47,358) (43,767)
                                         15      (14)

Reverse repurchase agreements           532   14,074
(less) Securities deliverable
  under repos                          (532) (13,985)
                                          -       89


Consolidated Income Statement

Figures in MXN
  millions                  GROUP             BANK

                       31 Dec   31 Dec   31 Dec   31 Dec
                         2006     2005     2006     2005

Interest income        27,872   27,447   27,019   26,381
Interest expense       (9,681) (11,287)  (9,346) (10,902)
Monetary position
 (margin), net         (1,022)    (334)    (937)    (251)
Net interest income    17,169   15,826   16,736   15,228

Loan impairment
  charges              (4,137)  (1,562)  (4,106)  (1,551)
Risk adjusted net
  interest income      13,032   14,264   12,630   13,677

Fees and commissions
  receivable           10,171    8,786    9,253    7,879

Fees payable           (1,092)    (955)  (1,065)    (915)

Trading income          2,049    1,420    2,043    1,412

Total operating
  income               24,160   23,515   22,861   22,053

Administrative and
  personnel expenses  (17,746) (16,489) (16,832) (15,310)

Net operating income    6,414    7,026    6,029    6,743

Other income            2,129    1,557    2,067    1,567
Other expenses         (1,068)  (1,063)  (1,044)  (1,035)
Net income before
  taxes                 7,475    7,520    7,052    7,275

Income tax and
  employee profit
  sharing tax          (1,521)  (1,553)  (1,434)  (1,441)

Deferred income tax    (1,235)  (1,403)  (1,203)  (1,397)
Net income before
  subsidiaries          4,719    4,564    4,415    4,437


Undistributed income
  from subsidiaries       808      704       (2)      17
Income from ongoing
  operations            5,527    5,268    4,413    4,454

Discontinued and
  extraordinary
  operations, and
  changes in
  accounting
  policies, net             -      (80)       -      (80)

Net income              5,527    5,188    4,413    4,374



Statement of Changes in Shareholder's Equity

GROUP

Figures in MXN millions


                                                              Deficit in
                                                Result from  restatement
                                                    foreign     of stock
                     Capital  Capital Retained     currency     holders'      Net Minority    Total
                 contributed reserves earnings transactions       equity   income interest   equity

Balances
  at 31 Dec 05        20,680      661    7,957           (7)      (7,624)   5,188        2   26,857

Movements
  inherent to
  the
  shareholder's
  decision

  Capitalisation
    of retained
    earnings               -        -    5,188            -            -   (5,188)       -        -
  Other
    movements              -      182     (259)           -            -        -        -      (77)
Total                      -      182    4,929            -            -   (5,188)       -      (77)

Movements for
  the
  recognition
  of the
  comprehensive
  income

 Net income                -        -        -            -            -    5,527        -    5,527
  Result from
    foreign
    currency
    transactions           -        -        -            7            -        -        -        7
Gains on
  non-monetary
  asset
  valuation                -        -        -            -           22        -        -       22
Total                      -        -        -            7           22    5,527        -    5,556

Balances
  at 31 Dec 06        20,680      843   12,886            -       (7,602)   5,527        2   32,336




BANK

Figures in MXN millions


                                                    Result from        Result   Deficit in
                                                   valuation of          from  restatement
                                                  available-for       foreign     of stock
                     Capital   Capital  Retained           sale      currency     holders'      Net   Minority  Total
                 contributed  reserves  earnings     securities  transactions       equity   income   interest equity




Balances
  at 31 Dec 05        13,038     4,774         -            280            12       (2,349)   4,374          1 20,130

Movements
  inherent to
  the
  shareholder's
  decision

Transfer of
  result of
  prior years              -         -     4,374              -             -            -   (4,374)         -      -
  Other movements          -     4,374    (4,374)             -             -            -        -          -      -
Total                      -     4,374         -              -             -            -   (4,374)         -      -

Movements for
  the
  recognition
  of the
  comprehensive
  income

Net income                 -         -         -              -             -            -    4,413          -  4,413
Result from
  valuation of
  available
  for sale
  securities               -         -         -             23             -            -        -          -     23
Cumulative
  effect of
  restatement              -         -         -              -             -           12        -          -     12
Others                     -         -         -              -           (12)          (8)       -          -    (20)
Total                      -         -         -             23           (12)           5    4,413          -  4,428

Balances
  at 31 Dec 06        13,038     9,148         -            303             -       (2,345)   4,413          1 24,558





Consolidated Statement of Changes in Financial Position

GROUP

Figures in MXN millions
                                                         31 Dec     31 Dec
                                                           2006       2005
Operating activities:
Net income                                                5,527      5,188
Items included in operations not requiring
(providing) funds:
Result from mark-to-market valuations                      (617)      (285)
Allowances for loan losses                                4,137      1,562
Depreciation and amortisation                               870        885
Deferred taxes                                            1,235      1,402
Undistributed income from subsidiaries, net                (808)      (704)
Value loss estimation for foreclosed assets                 242         55
Total operating items not requiring funds                10,586      8,103

Changes in items related to operations:
Increase / (decrease) in retail deposit
  and money desk                                         (2,103)    28,264
(Increase) in loan portfolio                            (20,174)   (20,664)
Decrease in securities and derivative
  transactions, net                                       2,600      4,171
Decrease / (increase) in financial instruments            2,238     (9,521)
(Decrease) / (increase) in other receivable
  and payable accounts, net                                (296)     1,651
Funds provided by operating activities                   (7,149)    12,004

Financing activities:
Increase / (decrease) in bank deposits and
  other liabilities                                       5,709     (2,376)
Subordinated debentures outstanding                        (480)      (100)
Funds used or provided in financing activities            5,229     (2,476)

Investing activities:
Decrease/(increase) in property, furniture and
  equipment, net                                           (804)    (1,224)
Decrease/(increase) in deferred charges
  or credits, net                                            97        120
Decrease in foreclosed assets                               115        120
Funds used in investing activities                         (592)      (984)
(Decrease)/increase in cash and equivalents              (2,512)     8,544
Cash and equivalents at beginning of period              57,593     49,049
Cash and equivalents at end of period                    55,081     57,593

BANK

Figures in MXN millions                                 31 Dec    31 Dec
                                                          2006      2005
Operating activities:
Net income                                               4,413     4,374
Items included in operations not requiring
  (providing) funds:
Result from mark to market valuations                     (627)     (281)
Allowance for loan losses                                4,106     1,551
Depreciation and amortisation                              848       855
Deferred taxes                                           1,203     1,397
Undistributed income from subsidiaries, net                  2       (17)
Value loss estimation for foreclosed assets                242       55
Total operating items not requiring funds               10,187     7,934

Changes in operating accounts:
Increase in retail deposit and money desk               15,891    23,096
  (Increase) in loan portfolio                         (32,180)  (17,870)
Decrease in securities and derivative
  transactions, net                                      2,600     4,453
Decrease/(increase) in financial instruments             1,810   (10,147)
(Increase)/decrease in other receivable and
  payable accounts, net                                   (737)    1,562
Funds provided by operations                            (2,429)    9,028

Financing activities:
Increase/(decrease) in bank deposits and
  other liabilities                                      5,779    (2,446)
Subordinated debentures outstanding                        (92)      (67)
Capital                                                      -     1,707
Funds used or provided by financing activities           5,687      (806)

Investing activities:
Decrease/(increase) in property, furniture
   and equipment, net                                   (1,459)   (1,910)
Decrease/(increase) in deferred charges
  or credits, net                                           50       251
Decrease in foreclosed assets                               74       108
Funds used in investing activities                      (1,335)   (1,551)
Increase in cash and equivalents                         1,923     6,671
Cash and equivalents at beginning of period             53,157    46,486
Cash and equivalents at end of period                   55,080    53,157



Differences between Mexican GAAP and International Financial Reporting Standards
(IFRS)

HSBC Holdings plc, the parent of Grupo Financiero HSBC S.A de C.V reports its results under International Financial Reporting Standards (IFRS). There follows a reconciliation of the results of Grupo Financiero HSBC S.A. de C.V from Mexican GAAP to IFRS for the years ended 31 December 2005 and 2006 and an explanation of the key reconciling items.


                                                                 YTD     YTD
    Figures in MXN millions                                     2006    2005

Grupo Financiero HSBC - Net Income Under Mexican GAAP          5,527   5,188

    Inflation                                                    838     287
    Differences arising on the classification and valuation
      of hedging derivatives ^                                     -      72
    Differences arising on the valuation of pensions and post
      retirement healthcare benefits ^                           190      82
    Differences arising on acquisition costs relating to
      long-term investment contracts ^                           (48)    121
    Differences arising from the deferral of fees received
      and paid on the origination of loans                       (39)    (65)
    Differences arising from the recognition and
      provisioning for loan impairments ^                      1,148     709
    Differences arising from purchase accounting
      adjustments ^                                              484     611
    Exclusion of results from HSBC Panama ^ ^                   (162)   (236)
    Other differences in accounting principles ^                (238)    402

HSBC Mexico net income under IFRS                              7,700   7,171
US dollar equivalent (millions)                                  706     659
Add back tax expense                                           3,266   2,880

HSBC Mexico profit before tax under IFRS                      10,966  10,051
US dollar equivalent (millions)                                1,006     923

Exchange rate used for conversion                              10.90   10.89

^Impact shown net of taxes at 29 per cent and 30 per cent for 2006 and 2005 respectively.

^ ^ Refers to 12 months of Panama for 2005 and 7 months for 2006, removed in order to arrive at IFRS results for Mexico only.

Summary of key differences between Grupo Financiero's results as reported under Mexican GAAP and IFRS

Inflation

Mexican GAAP
Mexican GAAP Bulletin - 10 requires recognition of inflation on financial statements to reflect the current purchasing power of the currency in which such financial information is stated.

IFRS
IAS 29 'Financial Reporting in Hyperinflationary Economies' requires recognition of inflation on financial statements only if the entity's functional currency is the currency of a hyperinflationary economy. As Mexico's economy does not meet the characteristics established in this standard to be considered as hyperinflationary, no inflationary effects are included for IFRS reporting.

Hedge Accounting
Difference on valuation arose on transition to IFRS due to financial instruments that are designated as hedging instruments under Mexican GAAP that did not qualify under IFRS. This difference was taken to the income statement on termination of the hedges in 2005. No further differences exist.

Summary of key differences between Grupo Financiero's results as reported under Mexican GAAP and IFRS (continued)

Retirement benefits

Mexican GAAP
Post-retirement benefit liabilities are not recognized on the balance sheet. The income statement charge is based on contributions made to the schemes.

IFRS
Obligations for defined benefit pension and post-retirement healthcare benefits are recorded on the balance sheet and the income statement based on actuarial calculations.

Acquisition costs of long term investment contracts

Mexican GAAP
All costs related to the acquisition of long-term investment contracts are expensed as they are incurred.

IFRS
Incremental costs relating to the acquisition of long-term investment contracts are deferred and amortised over the expected life of the contract. However, a decrease in the expected life of a portfolio of contracts has led to accelerated amortization in 2006.

Fees paid and received on origination of loans

Mexican GAAP
All fees and expenses received or paid on loan origination are recognized as they are incurred.

IFRS
Fees and expenses received or paid on origination of a loan that are directly attributable to the origination of that loan are accounted for under the effective interest rate method over the expected life of the loan.

Loan impairment charges

Mexican GAAP
Loan impairment charges are calculated following the rules issued by the Mexican Ministry of Finance and the National Banking and Securities Commission. Such rules establish authorized methodologies for determining the amount of provision for each type of loan.

IFRS
Loan loss provisions for collectively assessed loans are determined based on a roll-rate methodology reflecting history of losses for each category of loan, past due payments and collateral values. For individually assessed loans, loan loss provisions are calculated based on the discounted cash flow value of the collateral.

Purchase accounting adjustments
These arise from valuations made by HSBC on acquiring Grupo Financiero Bital in November 2002 on various assets and liabilities that differed from the valuation in the local Mexican GAAP books.

Appendix A:

Grupo Financiero HSBC, S.A. de C.V. (HBMX)
Consolidated balance sheet on a like-for-like basis

Figures in MXN millions
                                    Total  Mexico          Total
                                    Group       ^ Panama   Group
                                     2006    2005   2005    2005
Assets

Cash and deposits in banks         55,081  53,160  4,433  57,593

Investments in securities          57,097  58,205  1,125  59,330
  Trading securities               12,627   7,234      -   7,234
  Available-for-sale-securities    40,471  46,812  1,125  47,937
  Held to maturity securities       3,999   4,159      -   4,159

Securities and derivative
  operations                          235     592      -     592
  Repurchase agreements                69     194      -     194
  Derivative transactions             166     398      -     398

Performing loans
  Commercial loans                 58,112  42,429  5,226  47,655
  Loans to financial
    intermediaries                  5,973   7,080    103   7,183
  Consumer loans                   35,477  24,952  1,777  26,729
  Mortgage loans                   20,565  15,956  4,980  20,936
  Loans to government entities     37,217  37,668      -  37,668
  Loans to Fobaproa or IPAB             -   1,142      -   1,142
Total performing loans            157,344 129,227 12,086 141,313
Impaired loans
  Commercial loans                  1,540   1,691     46   1,737
  Consumer loans                    1,667     840     11     851
  Mortgages loans                   1,103     995     69   1,064
  Immediate collection,
    remittances and other              10      29      -      29
Total impaired loans                4,320   3,555    126   3,681
Gross loans and advances
  to customers                    161,664 132,782 12,212 144,994
  Allowance for loan losses        (6,776) (5,968)  (175) (6,143)
Net loans and advances to
  customers                       154,888 126,814 12,037 138,851
Other accounts receivable          10,924  15,739    113  15,852
Foreclosed assets                      53     369     41     410
Property, furniture and
  equipment, net                    6,094   5,467    236   5,703
Long term investments in
  equity securities                 2,642   2,338      -   2,338
Deferred taxes                          -     738     40     778
Goodwill                            2,648   2,649    725   3,374
Other assets, deferred
  charges and intangibles             603   1,546    207   1,753

Total assets                      290,265 267,617 18,957 286,574

On 8 August 2006, HSBC Panama was sold by Grupo Financiero HSBC, S.A de C.V to HSBC Asia Holdings BV. Therefore, the balance sheet as at 31 December 2005 has been restated to exclude HSBC Panama to compare on a like-for-like basis.

Grupo Financiero HSBC, S.A. de C.V. (HBMX)

Figures in MXN millions
                                 Total                      Total
                                 Group  Mexico^   Panama    Group
                                  2006     2005     2005     2005
Liabilities

Deposits                       219,051  204,747   16,407  221,154
  Demand deposits              133,735  123,756    6,982  130,738
  Time deposits                 81,074   80,991    9,425   90,416
  Bonds                          4,242        -        -        -

Bank deposits
  and other
  liabilities                   12,962    7,183       70    7,253
  On demand                        100        -        -        -
  Short-term                    10,621    4,968       70    5,038
  Long-term                      2,241    2,215        -    2,215

Securities and derivative
  transactions                   6,320    4,689        -    4,689
  Repurchase agreements             54      118        -      118
  Loans with collateral          6,266    4,571        -    4,571

Other accounts payable          16,815   23,404      510   23,914
  Income tax and employee
    profit sharing payable       1,052    1,266       86    1,352
  Sundry creditors and others
    accounts payable            15,763   22,138      424   22,562

Subordinated debentures
  outstanding                    2,206    2,299      387    2,686

Deferred tax                       556        -        -        -

Deferred credits                    19       17        4       21

Total liabilities              257,929  242,339   17,378  259,717

Equity

Paid in capital                 20,680   19,400    1,280   20,680
  Capital stock                  7,909    6,629    1,280    7,909
  Additional paid in capital    12,771   12,771        -   12,771

Other reserves                  11,654    5,876      299    6,175
  Capital reserves                 843      661        -      661
  Retained earnings             12,886    7,891       66    7,957
  Result from translation of
    foreign operations               -        -       (7)      (7)
  Cumulative effect of
    restatement                 (3,843)  (3,843)       -   (3,843)
  Gains on non monetary asset
    valuation
    Valuation of permanent
      investments               (3,759)  (3,781)       -   (3,781)
Net income                       5,527    4,948      240    5,188
Minority interest in capital         2        2        -        2
Total equity                    32,336   25,278    1,579   26,857
Total liabilities and equity   290,265  267,617   18,957  286,574

^ On 8 August 2006, HSBC Panama was sold by Grupo Financiero HSBC, S.A de C.V to HSBC Asia Holdings BV. Therefore, the balance sheet as at 31 December 2005 has been restated to exclude HSBC Panama to compare on a like for like basis.

Grupo Financiero HSBC, S.A. de C.V. (HBMX)
Consolidated income statement on a like-for-like basis

Figures in MXN millions
                                  For the year ended 31 December
                                           Total                     Total
                        Mexico^  Panama    Group  Mexico^  Panama    Group
                           2006    2006     2006    2005     2005     2005

Interest income          27,147     725   27,872   26,505     942   27,447
Interest expense (-)     (9,389)   (292)  (9,681) (10,982)   (305) (11,287)
Monetary position
  (margin), net          (1,017)     (5)  (1,022)    (325)     (9)    (334)
Net interest income      16,741     428   17,169   15,198     628   15,826

Loan impairment
  charges (-)            (4,106)    (31)  (4,137)  (1,551)    (11)  (1,562)
Risk adjusted net
  interest income        12,635     397   13,032   13,647     617   14,264

Fees and commissions
  receivable              9,994     177   10,171    8,530     256    8,786

Fees payable             (1,061)    (31)  (1,092)    (907)    (48)    (955)

Trading income            2,049       -    2,049    1,424      (4)   1,420

Total operating income   23,617     543   24,160   22,694     821   23,515

Administrative and
  personnel
  expenses (-)          (17,418)   (328) (17,746) (16,002)   (487) (16,489)

Net operating income      6,199     215    6,414    6,692     334    7,026

Other income              2,129       -    2,129    1,557       -    1,557
Other expenses (-)       (1,068)      -   (1,068)  (1,058)     (5)  (1,063)
Net income before
  taxes                   7,260     215    7,475    7,191     329    7,520

Income tax and
  employee profit
  sharing                (1,459)    (62)  (1,521)  (1,463)    (90)  (1,553)
Deferred income tax      (1,244)      9   (1,235)  (1,403)      -   (1,403)
Net income before
  subsidiaries            4,557     162    4,719    4,325     239    4,564

Undistributed income
  from subsidiaries         808       -      808      704       -      704
Income from ongoing
  operations              5,365     162    5,527    5,029     239    5,268
Discontinued and
  extraordinary
  operations and
  changes in
  accounting
  policies, net               -       -        -      (80)      -      (80)
Net income                5,365     162    5,527    4,949     239    5,188


^ On 8 August 2006, HSBC Panama was sold by Grupo Financiero HSBC, S.A de C.V to HSBC Asia Holdings BV. Therefore, results for the year ended 31 December 2005 have been restated to exclude 12 months results for HSBC Panama. Results for the year ended 31 December 2006 have been restated to exclude results for HSBC Panama up until the date of disposal in order to compare on a like-for-like basis.






                                    SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                               HSBC Holdings plc

                                                By:
                                                Name:  P A Stafford
                                                Title: Assistant Group Secretary
                                                Date:  27 February, 2007